# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Watch Restaurant Group, Inc., CIK 0001789940
CUSIP: 33748L101
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 8725 Pendery Place, Suite 201, Bradenton, Florida (FL), 34201
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-22-005076
Filed by CIK 0001034196

## Reporting persons
- ADVENT INTERNATIONAL, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ADVENT INTERNATIONAL GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Advent International GPE VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GPE VIII GP S.a.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GPE VIII GP Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AP GPE VIII GP Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: First Watch Restaurant Group, Inc.
Address of issuer's principal executive offices: 8725 Pendery Place, Suite 201, Bradenton, Florida, 34201

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Advent International, L.P. (f/k/a Advent International Corporation) a Delaware limited partnership
(ii) Advent International GP, LLC, a Delaware limited liability company
(iii) Advent International GPE VIII, LLC, a Delaware limited liability company
(iv) GPE VIII GP S.a.r.l., a Luxembourg Societe a responsabilite limitee
(v) GPE VIII GP Limited Partnership, a Cayman Islands limited partnership
(vi) AP GPE VIII GP Limited Partnership, a Delaware limited partnership
Address of principal business office or, if none, residence:
Prudential Tower, 800 Boylston Street, Suite 3300
Boston, Massachusetts 02199-8069.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1034196/000114036124007952/ef20021611_ex99-1.htm

Exhibit 99.2 Signature Page, dated November 12, 2025

## Signatures
- ADVENT INTERNATIONAL, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.2 (11/12/2025)
- ADVENT INTERNATIONAL GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (11/12/2025)
- Advent International GPE VIII, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.2 (11/12/2025)
- GPE VIII GP S.a.r.l.: /s/ Justin Nuccio - /s/ Neil Crawford, Justin Nuccio / Manager - Neil Crawford / Vice President of Finance, See Exhibit 99.2 (11/12/2025)
- GPE VIII GP Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.2 (11/12/2025)
- AP GPE VIII GP Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance, See Exhibit 99.2 (11/12/2025)